

FOR IMMEDIATE RELEASE

SBS Technologies Updates Guidance for Quarter Ending September 30, 2004

Albuquerque, New Mexico *(September 21, 2004)* **–** SBS Technologies® (**Nasdaq: SBSE**) today announced that sales for its first quarter of fiscal year 2005 ending September 30, 2004 are expected to be between $33 million and $34 million versus the Company's previous guidance of $36 million to $37 million stated in its earnings press release dated August 10, 2004. Sales for the quarter ended September 30, 2003 were $26.6 million.

"The reduction is due to a combination of production and component part shortage issues that will not be resolved by the end of September and weakness of orders in the Company's quick-turn, short lead time business. The softness of quick-turn orders is concentrated in the U.S.-based communications and government end markets," said Clarence Peckham, CEO of SBS Technologies. "We believe that our previously stated outlook for the year is sound, and thus reaffirm our guidance for sales for the fiscal year ending June 30, 2005 to be between $150 million and $160 million," continued Peckham.

Additional information will be provided in the Company's earnings press release to be issued after the close of markets on Tuesday, October 19, 2004.

ABOUT SBS TECHNOLOGIES

SBS Technologies, Inc., (Nasdaq: SBSE) founded in 1986, designs and builds a wide range of standard and customized embedded computer products. Our products include processor boards, input/output modules, networking devices, and complete computer systems. Our products are used in many industries, including telecommunications, medical electronics, industrial automation and defense. Headquartered in Albuquerque, New Mexico, SBS maintains eight primary operating locations, has regional sales offices throughout the United States and has international sales and support offices in six countries. More information on SBS is available at www.sbs.com.

This release contains forward-looking statements regarding future events and the future financial performance of SBS, including future sales, market conditions, customer demand, and bookings, and the continued development of SBS' competitive position, that are subject to a number of risks and other factors which could cause the actual results to differ materially from those projected or implied in the forward-looking statements. Among these factors are: continued health of SBS' end markets; the expectation of several government systems design wins to start production in fiscal year 2005; sales to Applied Materials and Ericsson to continue during fiscal year 2005 at the same dollar sales level as during fiscal year 2004; business and economic conditions generally affecting SBS' customers and their end customers, including but not limited to the changes in size and program priorities of military procurement budgets; a high degree of uncertainty and rapid change in the markets addressed by SBS' products that could reduce sales or render certain SBS products obsolete; customer demand for and acceptance of SBS' products which may affect both sales and margins; SBS' ability to design, test and introduce new products on a timely basis; SBS' technology capabilities; and the other risk factors listed from time to time in SBS' Securities and Exchange Commission reports, including those listed under "Risk Factors" in SBS' Annual Report on Form 10-K for the year ended June 30, 2004 filed with the SEC.

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Contact: Jennifer D. Wade
             Investor Relations
             Tel. (505) 875-0600
             Fax. (505) 875-0404
             email: jwade@sbs.com